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FEB 27 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 500

(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Clow 650.949.4914

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wang & Chou Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

28 North 1st Street #900	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GR

OATH OR AFFIRMATION

I, Eric Clow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hina Group, Inc., as of February 17, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of
SANTA CLARA
Subscribed and sworn to (or affirmed) before me on this 17 **day of** FEB., **20**17, **by**
ERIC CLOW,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Pandit

(Seal)

MAULIK ANIL PANDIT
COMM. #2089752
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Dec. 10, 2018

THE HINA GROUP, INC.
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of The Hina Group, Inc., a California corporation, as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements and supplementary information. These financial statements are the responsibility of The Hina Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Hina Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of General and Administrative Expenses, Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of The Hina Group, Inc.'s financial statements. The supplemental information is the responsibility of The Hina Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wang & Chou Accountancy Corp,

San Jose, California
February 22, 2017

THE HINA GROUP, INC.

(Wholly Owned Subsidiary of Hina Group Holdings.)

Statement of Financial Condition

At December 31,		2016
ASSETS		
Current assets		
Cash and cash equivalents	$	121,348
Accounts receivable		631,612
Other receivable		22,541
Prepaid expenses		19,828
Prepaid federal tax		1,880
Prepaid state tax		791
Total current assets		798,000
Total assets	$	798,000

See accompanying notes

THE HINA GROUP, INC.

(A Wholly Owned Subsidiary of Hina Group Holdings)

Statement of Financial Condition

December 31,		2016
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	-
Credit card payable		1,321
Payroll and payroll tax payable		126
Total current liabilities		1,447
Total liabilities		1,447
Stockholders' equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)		150,000
Additional paid in capital		168,119
Retained earnings		478,434
Total stockholders' equity		796,553
Total liabilities and stockholders' equity	$	798,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Income

For the year ended December 31,		2016
Consulting income	$	104,992
Total revenue		104,992
Less: general and administrative expenses <see schedule>		96,593
Income before provision for income taxes		8,399
Income tax expenses		1,527
Net income	$	6,872

See accompanying notes

THE HINA GROUP, INC.

(A Wholly Owned Subsidiary of Hina Group Holdings)

Statement of Changes in Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2015	150,000	$ 150,000	$ 168,119	$ 471,561	$ 789,680
Net income				6,872	6,872
Balance - December 31, 2016	150,000	$ 150,000	$ 168,119	$ 478,434	$ 796,553

See accompanying notes

THE HINA GROUP, INC.

(A Wholly Owned Subsidiary of Hina Group Holdings)

Statement of Cash Flows

For the year ended December 31,		2016
Cash flows from operating activities:		
Net income	$	6,872
Adjustments to reconcile net income		
to net cash used by operating activities		
Change in accounts receivable		42,770
Change in other receivable		(22,541)
Change in prepaid expense		(19,828)
Change in prepaid federal tax		(824)
Change in state expenses		800
Change in security deposits		22,500
Change in credit card payable		(674)
Change in deposit liabilities		(16,944)
Change in accounts payable		(17,185)
Change in payroll liabilities		(438)
Total adjustment		(12,363)
Net cash provided (used) by operating activities		(5,491)
Cash flows from investing activities:		
Cash proceeds from sale of property		-
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Proceeds from issuance of common stock		-
Net cash provided (used) by financing activities		-
Net change in cash and cash equivalents		(5,491)
Cash and cash equivalents at beginning of year		126,839
Cash and cash equivalents at end of year	$	121,348

Supplemental disclosure of cash flow information

Cash paid during the year for:		
Income tax	$	-
Interest	$	-

See accompanying notes

Notes to Financial Statements

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The Company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, Cayman Islands.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturity.

Income Taxes:

The Company accounts for income taxes under ASC 740. Under ASC 740, deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition:

Revenue is recognized when service is performed successfully. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill its parent for all costs plus an Eight percent (8%) profit margin, where the 8% profit margin is based on a transfer pricing study.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2016
Cash in bank	$	121,348
Cash and cash equivalents	$	121,348

NOTE 3 – Accounts Receivable

At December 31,		2016
Accounts receivable	$	631,612

NOTE 4 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2016
Current		
Federal	$	727
State		800
Total current income tax	$	1,527

NOTE 5 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2016
Accounts receivable - Hina Group Holdings	$	631,612

For the year ended December 31,		2016
Revenue from Hina Group Holdings	$	104,992

NOTE 6 – Employee benefit plans

The Company provides a 401(k) profit sharing plan, which is available to employees who have completed one year of service and have attained age of twenty-one. There is no contribution made by the Company for the year ended December 31, 2016.

NOTE 7 – Operating Leases

The Company entered into a virtual office agreement for $134/month (month-to-month) with Regus Management Group, LLC since 1/1/ 2016.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $119,901 which was $114,901 in excess of its net capital requirements of $5,000.

NOTE 9 – Concentration of credit risk

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2016, the Company did not have bank balance in excess of FDIC guarantee.

NOTE 10 – Concentration of revenue

In 2016, Hina Group Holdings accounted for 100% the total revenue.

NOTE 11 – Subsequent events

In connection with the preparation of the financial statements and in accordance with ASC topic 855, Subsequent Events, Hina Group Inc. evaluated subsequent events after the financial statements dated December 31, 2016 through February 22, 2017, which was the date the financial statements were available to be issued and determined there were no other items to be disclosed.

Supplementary Information

THE HINA GROUP, INC.

(A Wholly Owned Subsidiary of Hina Group Holdings)

Schedule of General and Administrative Expenses

For the year ended December 31,		2016
Bank charges	$	1,099
Dues and subscriptions		14,513
Insurance		1,529
Licenses and permits		2,265
Office expense		134
Payroll service		972
Payroll tax		3,096
Professional fees		19,349
Property tax		91
Postage and delivery		1,573
Rent		1,012
Salaries and wages		34,250
Telephone		16,692
Travel		18
Total operating expenses	$	96,593

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

		December 31, 2016
Net Capital		
Total shareholders' equity	$	796,553
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		796,553
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		631,612
Other receivable		22,541
Prepaid expense		22,499
		676,652
Net capital before haircuts on securities positions		119,901
Haircuts:		-
Net capital	$	119,901
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	1,447
Total aggregate indebtedness	$	1,447
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		96
Minimum net capital under rule 15c3-1(a)(2)(vi)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(vi))		5,000
Excess Net Capital		114,901
Excess Net Capital less greater of 10% indebtednedd or 120% of minimum dollar net capital requirement		113,901
Ratio: Aggregate Indebtedness to Net Capital		1.21%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2016

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2016

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2016

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2016

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule, and the Company met the exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

The Hina Group Inc.
27660 Central Dr.
Los Altos Hills CA 94022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 262.48
B. Less payment made with SIPC-6 filed (exclude interest) 2/7/17 Date Paid		(249.40)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		13.08
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 13.08
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$ 13.08	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

PLEASE SEE
NOTARY ATTACHMENT

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Hina Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of Feb, 2017

CEO, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Q1 23,857
Q2 75,904
Q3 18,005
Q4 (12,773)

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 104,992

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

2d. SIPC Net Operating Revenues $ 104,992

2e. General Assessment @ .0025 $ 262.48

(to page 1, line 2.A.)

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Hina Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which The Hina Group, Inc. identified the following provisions of 17 C.F.R. Rule 15c3-3(k) under which The Hina Group, Inc. claimed an exemption from 17 C.F.R. Rule § 240.15c3-3: (2)(ii) (the "exemption provisions") and The Hina Group, Inc. stated that The Hina Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Hina Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Hina Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wang & Chou Accountancy Corp,

San Jose, California
February 22, 2017

HINA 汉能

Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

To Whom It May Concern:

Hina Group, Inc. claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(ii) for the period from January 1, 2016 to December 31, 2016. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Best Regards,

Eric Clow, FINOP
Hina Group, Inc.